April 9, 2021

BY EDGAR

Jessica Livingston

Sandra Hunter Berkheimer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angel Pond Holdings Corp
Amendment No. 2 to
Registration Statement on Form S-1
Submitted March 31, 2021
CIK No. 0001842430

Dear Ms. Livingston and Ms. Hunter Berkheimer:

We set forth below the response of Angel Pond Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 8, 2021 with respect to Amendment No. 2 to the registration statement on Form S-1 (the “Amended Registration Statement”) submitted on March 31, 2021. We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment.

Amendment No. 2 to Form S-1 filed March 31, 2021

General

1.

We note your disclosure that your sponsor entered into forward purchase arrangements pursuant to which your sponsor has agreed to transfer 1,600,000 founder shares for up front cash payments of $3.00 per share and 1,600,000 private placement warrants for up front cash payments of $1.00 per warrant, for total aggregate consideration of $6,400,000. Please identify the securities registration exemption(s) relied on for these transactions.

These transactions were private resales to investors in reliance on the private placement doctrine and the so-called “4(a)(1 1⁄2)” exemption. As indicated in our previous response, all of the resales were to sophisticated investors who are either qualified institutional buyers (as defined in Rule 144A) or accredited investors (as defined in Rule 502) who had pre-existing relationships with the founders.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman or Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Theodore T. Wang
Theodore T. Wang
Chairman and Chief Executive Officer

cc:	Pearl Yuan-Garg
Angel Pond Holdings Corporation

Adam J. Brenneman
Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP

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